1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 19, 2009

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F V Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/19/2009 By /s/ Chitung Liu
Chitung Liu
Chief Financial Officer

Exhibit

Exhibit Description

99.1	Announcement on 2008/12/30: To clarify reports on Economic Daily News on Dec 30, 2008

99.2	Announcement on 2009/01/06: UMC will attend investor conferences on 2009/01/07

99.3	Announcement on 2009/01/12:Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

99.4	Announcement on 2009/01/12:To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5	Announcement on 2009/01/08: December Revenue

99.6	Announcement on 2009/01/08: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

To clarify reports on Economic Daily News on Dec 30, 2008

1.Name of the reporting media: Economic Daily News, A1

2.Date of the report: 2008/12/30

3.Content of the report: UMC keeps 30% utilization

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

The Company’s policy is to respect customers’ business confidentiality and cannot comment on customer’s status. The Company cannot comment on media’s speculative reports as well. The Company, based on fair disclosure policy, will announce its business outlook and guidance for the first quarter of 2009 in Investor Conference dated on 2009/2/10.

Exhibit 99.2

UMC will attend investor conferences on 2009/01/07

1.Date of the investor/press conference: 2009/01/07

2.Location of the investor/press conference: Las Vegas, USA

3.Financial and business related information:

The Company will attend the AC@CES 2009 held by Nomura from 2009/1/7 to 2009/1/8 in Las Vegas.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.3

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2009/01/12

2.Method of the present increase (decrease) in investment:

Invest mainland Chinese company Touch Equipment Leasing (Shanghai) Co.,Ltd., and Touch Multimedia Software (Shanghai) Co., Ltd. through Captivated Advertising TV Company Limited (HK)invested by Touch Media International Holdings (Cayman)

3.Transaction volume, price per unit, and total monetary amount of the transaction:

New share issuance; USD$1,500,000

4.Company name of the invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd., and Touch Multimedia Software (Shanghai) Co., Ltd.

5.Paid-in capital of said invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd. is USD$3,999,978, Touch Multimedia Software (Shanghai) Co., Ltd. is USD$0

6.Amount of new capital increment currently planned by said invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd. is USD$4,500,022

Touch Multimedia Software (Shanghai) Co., Ltd. is USD$1,500,000.

7.Main business items of said invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd. is Lease of Interactive LCD equipment. Procurement of equipment, lease and service those equipment and providing consulting related service

Touch Multimedia Software (Shanghai) Co., Ltd. is Development, design, manufacture and sale of computer software. Providing consulting and after service to the computer software.

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:

Touch Equipment Leasing (Shanghai) Co., Ltd. is NA,

Touch Multimedia Software (Shanghai) Co., Ltd. is NA

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:

Touch Equipment Leasing (Shanghai) Co., Ltd. is NA,

Touch Multimedia Software (Shanghai) Co., Ltd. is NA

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:

Touch Equipment Leasing (Shanghai) Co., Ltd. is NA,

Touch Multimedia Software (Shanghai) Co., Ltd. is NA

11.Amount of actual investment to date in said invested mainland Chinese company:

Touch Equipment Leasing (Shanghai) Co., Ltd. is USD$3,999,978,

Touch Multimedia Software (Shanghai) Co., Ltd. is USD$0

12.Counterparty to the transaction and its relationship to the Company: NA

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

One-time payment; Follow the contract

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:

The decision-making manner: Negotiation, New share issuance

The decision-making department: Chairman office

18.Broker: None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$14,032,590

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 7.23%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 5.59%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 5.65%

25.Total amount of actual investment in the mainland China area to date: USD$11,461,161

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 5.91%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 4.56%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.62%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

USD$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : None

32.Any other matters that need to be specified:

The company received the admission from government at 2009/1/12

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2009/01/12

2.Number of shares repurchased this time: 51,679,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$403,860,526

5.Average repurchase price per share this time: NTD$7.81

6.Cumulative number of own shares held during the repurchase period: 91,179,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.67

8.Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation
January 19, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
December	Invoice amount	3,295,033	6,907,369	(3,612,336)	(52.30)%)%)
2008	Invoice amount	72,656,319	90,431,564	(17,775,245)	(19.66)
December	Net sales	4,609,683	8,463,794	(3,854,111)	(45.54)
2008	Net sales	92,530,051	106,771,051	(14,241,000)	(13.34)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	27,086,974
UMC’s subsidiaries	0	0	107,899

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	54,173,948
UMC’s subsidiaries	0	0	3,971,152
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	6,151,360	7,500,000
Net Profit from Fair Value	59,750	80,361
Written-off Trading Contracts	92,046,801	7,500,000
Realized profit (loss)	(398,506)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.6

United Microelectronics Corporation
For the month of January, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of December, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	November 30, 2008	December 31, 2008	Changes
Vice President	S.R. Sheu	896,892	746,892	(150,000)
Spouse of Vice
President	Y. H. Shen	836,017	686,017	(150,000)
Representative of Supervisor	Tzyy-Jang Tseng	10,060,610	9,985,610	(75,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	November 30, 2008	December 31, 2008	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	December	2008
Fixed assets	51,834	598,364
Semiconductor Manufacturing Equipment	384,287	6,506,716

4)	The disposition of assets (NT$ Thousand)

Description of assets	December	2008
Fixed assets	0	0
Semiconductor Manufacturing Equipment	15,578	167,723